UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-166711-03

Citigroup Commercial Mortgage Trust 2013-GCJ11

(Exact name of issuing entity as specified in its charter)

Citigroup Commercial Mortgage Securities Inc.

(Exact name of the depositor as specified in its charter)

c/o Citibank, N.A

388 Greenwich Street Trading, 4th Floor

New York, New York 10013

(212) 816-5693

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB, Class X-A, Class A-S, Class B and Class C

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Commercial Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2023

By: /s/ Richard Simpson

Richard Simpson, President